02041255

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2002

Hummingbird Ltd.
(Translation of registrant's name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada.
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F __X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Encls. 3 Press Releases

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.
(Registrant)

Date: June 5, 2002

By: ______________________
Inder P.S. Duggal
Chief Financial Officer and
Chief Controller

Hummingbird™

CANADIAN FEDERAL GOVERNMENT BOLSTERS ITS DOCUMENT, RECORDS MANAGEMENT SYSTEMS

Purchases over 8,800 additional seats of Hummingbird's document management software and 2660 seats of records management software for several departments

Toronto – May 6, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that several departments of the Canadian Federal government have purchased 8800 additional seats of Hummingbird's multi-tiered and client server document management solutions as well as 2660 seats of records management software. The Canadian Government is a key customer of Hummingbird's document management and records management solutions with over 35,000 seats currently installed across the country in 33 government departments.

Hummingbird partnered with CGI Group Inc., a leader in the implementation of document management solutions and an expert in custom solutions for clients around the world, to supply the Canadian government's Records, Document, Information Management System (RDIMS) program with effective document management and records management capabilities. RDIMS, a Government of Canada shared-system initiative, provides the functionality to capture, manage, store, preserve, protect and retrieve document-based information. Hummingbird is the only document management vendor approved by the Canadian government under the RDIMS contract.

Among many benefits, RDIMS is considered a key part of the infrastructure necessary for the Canadian government to go on-line, allowing departments to move towards an electronic-based document management system. RDIMS also shortens the government's business cycle dramatically and enables departments to meet information-related obligations in a more efficient manner, dramatically saving time and resources searching for relevant material.

"Not only does RDIMS provide an instant and accurate recall of information," said Gord Briscoe, vice-president of consulting services at the CGI Ottawa office, "it also permits the efficient re-use of information and dramatically shortens the business cycle. As more government departments go on-line, they are using RDIMS as a key component of their information management infrastructure."

"The RDIMS initiative is an important element in the Canadian government's strategy to increase efficiency and improve service to constituents by providing government employees – and in some cases the general public – quick, organized access to important documents," said Andrew Pery, chief marketing officer of Hummingbird Ltd. "Hummingbird recognizes the importance of document management and records management to governments and is committed to helping governments meet their legislated mandates to implement such systems effectively."

About Hummingbird Document and Content Management Solutions
Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate - files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$9.2 billion (US$5.75 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI supports clients in a number of specialized sectors through a strong regional presence. The firm has more than 800 employees in Ottawa and over 9,000 employees across Canada. Website: www.cgi.ca.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts
Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak

Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Hummingbird™

CUATRECASAS INVESTS IN A COMPLETE ENTERPRISE INFORMATION MANAGEMENT SOLUTION FROM HUMMINGBIRD

Leading Spanish Law Firm purchases portal, knowledge management, document management, collaboration, Web publishing, imaging and routing software from Hummingbird

Toronto – May 7, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Cuatrecasas, one of the largest law firms in Spain, purchased a suite of Hummingbird products for use across the organization. The legal firm, which specializes in all areas of business law, chose Hummingbird because it was the only vendor that could offer a complete EIMS.

Alone among a number of competitors, Hummingbird was able to show Cuatrecasas a complete portal solution delivered via Hummingbird EIP™ that combines document management, knowledge management and collaboration functionality. Cuatrecasas will use Hummingbird EIP to create a single Web-based desktop for all applications for attorneys and staff, integrating key software such as email directly into the portal. A key dealmaker for Cuatrecasas was PD Accord™, Hummingbird's collaborative framework, which allows Cuatrecasas to build a more secure and feature-rich deal room than the company had in place until now. The security features within PD Accord placed the product ahead of the competition.

"We believe that Hummingbird's solution is more reliable and more complete than that of the competition," said Francesc Munoz, IT director, Cuatrecasas. "With PD Accord, Hummingbird now offers a solution that fits well with Cuatrecasas' own vision of a complete enterprise information management system."

Cuatrecasas' 900 employees will conduct their daily business within the framework of Hummingbird EIP. Using the versatile functionality of DOCSFusion™, Hummingbird's multi-tier document management solution, employees will be able to share documents easily among offices in Spain and Portugal as well as in Brussels, New York and Sao Paulo. The routing and imaging components of Hummingbird's document management solution will further enhance the firm's ability to control workflow and manage paper documents. Using Hummingbird Web Publishing, employees will be able to easily publish and update relevant documents to the firm's Web site.

"Hummingbird has moved ahead of the competition by helping customers transform their information into intelligence," said Andrew Pery, chief marketing officer, Hummingbird Ltd. "We showed Cuatrecasas a complete enterprise information management system that will allow the firm to focus its energies on the business of law rather than on managing documents."

About Cuatrecasas

Cuatrecasas, founded in 1917, and currently with over 600 lawyers, is one of the largest independent law firms in Spain, specialising in all areas of business law, including corporate & finance, tax, litigation and labour. The firm has 17 offices in the main Spanish and Portuguese cities, Brussels, New York and Sao Paulo. Cuatrecasas assesses more than 20% of the Spanish "Fortune 500", 57% of the 35 first Spanish listed companies and in 2001 advised on some of the most complex transactions in the Spanish market, being especially active in foreign investments in Spain and in counselling Spanish companies expanding abroad.

About Hummingbird EIP™

Hummingbird EIP™ is a fully customizable Web-based workspace that enables access to business-critical applications and information, including structured and unstructured data, for maximum competitive advantage. Combining the best components from all business areas of Hummingbird, Hummingbird EIP is an enterprise-scalable, application and platform-independent solution that features an XML-based plug-in architecture to seamlessly integrate any enterprise application into the Hummingbird EIP environment, allowing users to act on the information they receive. With more than 200 e-Clip plug-ins, Hummingbird EIP provides unsurpassed integration of existing enterprise resources.

About Hummingbird Document and Content Management Solutions

Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate - files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About PD Accord™

PD Accord™ is the complete collaborative framework from Hummingbird that provides a secure, document-centric collaboration environment suitable for intra/inter enterprise deployments across any industry. It increases the effectiveness of collaborative activities between employees, customers, partners and suppliers, increasing team productivity, reducing costs, and shortening project timelines. PD Accord is integrated within Hummingbird EIP™ and Hummingbird Document and Content Management Solutions.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com

Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com

Cuatrecasas Contact

Laura Canudas
Marketing Director
CUATRECASAS
Tel: +34 93 2905500
Fax: +34 93 2721940
laura_canudas@cuatrecasas.com

Hummingbird™

INTER-AMERICAN DEVELOPMENT BANK STANDARDIZES ON RECORDS MANAGEMENT, DOCUMENT MANAGEMENT FROM HUMMINGBIRD

3000 Seat deal for integrated records and document management solution

Toronto – May 15, 2002 -- Hummingbird Ltd. (NASDAQ: HUMC, TSE: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Inter-American Development Bank (IDB) purchased Hummingbird's multi-tiered records management and document management solutions, as well as Hummingbird's imaging solution.

IDB purchased document management, records management and imaging software from Hummingbird in order to implement an electronic records management system. Key requirements were the ability to automatically manage the archiving and disposition of bank records and version control for all bank documents stored electronically. The software will be used across the entire organization in offices located in 28 countries.

"Hummingbird worked closely with IDB to determine the bank's requirements for an integrated document and records management and imaging solution," said Andrew Pery, chief marketing officer, Hummingbird Ltd. "We delivered a solution that met those requirements and gives IDB increased control over its electronic records and improved efficiency in handling bank business."

About Hummingbird Document and Content Management Solutions
Hummingbird Document and Content Management Solutions give organizations the ability to create centralized repositories, or libraries, containing all of the unstructured data they generate - files, email, text, forms, records and other documents. Powerful search and retrieval tools make this information easily available for use and collaboration across the entire enterprise. Versioning and security profiles ensure lifecycle document integrity. Records Management, Collaboration, Imaging, and Routing services round out Hummingbird's Document Management and Content Management Solutions.

About Hummingbird Enterprise™
Hummingbird Enterprise™ offers customers a 360° view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing 1300 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise™, an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts

Amelia Young, CFA
Sr. Director, Investor Relations
Hummingbird Ltd.
Tel: 416-496-2200 ext. 5846
Fax: 416-496-2207
amelia.young@hummingbird.com
Yuriy Diakunchak
Manager, Media Relations
Hummingbird Ltd.
Tel: (416) 496-2200 ext. 2136
Fax: (416) 496-2207
yuriy.diakunchak@hummingbird.com